TEVA TO PRESENT NEW FINDINGS AT THE AMERICAN HEADACHE SOCIETY (AHS) MEETING –
ANALYSIS OF MIGRAINE PHASE IIb STUDIES PROVIDES NOVEL INSIGHTS INTO TEV-48125 EFFICACY
AND SAFETY IN BOTH EPISODIC & CHRONIC MIGRAINE

•	TEV-48125 is the first investigational treatment to meet all efficacy endpoints in trials of both chronic and episodic migraine and across multiple doses

•	A single administration of all tested doses of TEV-48125, in both episodic and chronic migraine studies, resulted in a statistically significant separation from placebo

•	53% and 59% of the patients given low and high active doses, experienced a decrease of at least 50% in episodic migraine days following three months of treatment. In the subgroup of patients on no other preventive medications, a 50% reduction in episodic migraine days was achieved in 66% and 67% of patients on active drug.

•	TEV-48125 is the first chronic migraine preventive medication demonstrating significant improvement within days of initiation of therapy.

•	TEV-48125 has a placebo-like safety profile with no treatment-emergent Anti-Drug Antibodies (ADA) response observed.

Jerusalem, June 18, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced new data from additional analyses of its phase 2b studies in migraine prevention on efficacy and speed of onset of two distinct doses of TEV-48125, a novel monoclonal anti-CGRP antibody administered subcutaneously once monthly for the preventive treatment of high frequency episodic migraine (characterized by 8-14 days of headache per month) and chronic migraine (headaches on at least 15 days per month).

The data is to be presented at the 57th Annual Scientific Meeting of the American Headache Society (AHS), June 18-21, 2015, Washington DC. The episodic migraine efficacy and onset data will be the subject of an oral platform presentation on Saturday, June 20th, 2015, at 12:00pm ET. The speed of onset data from the chronic migraine study will be presented at a late breaking news poster session on Friday 19th June.
Episodic Migraine Data:
A total of 297 individuals, with a an average of 11.4 monthly migraine days and an average of 12.5 headache days were randomized to receive placebo or TEV-48125 (225 mg or 675 mg) given monthly. Patients were permitted to continue using other preventive migraine medications if in stable doses. Both doses of TEV-48125 were superior to placebo and met the primary endpoint defined as decrease in monthly migraine days at month 3 relative to baseline (placebo = -3.46, 225mg = -6.27, p < 0.0001 and 675 mg = -6.09, p < 0.0001) as well as the secondary endpoint, defined as decrease monthly headache days relative to baseline (225 mg, p < 0.001 and 675 mg, p < 0.001).

Results demonstrated that a single administration of both tested doses of TEV-48125 resulted in a statistically significant separation from placebo. Furthermore, a decrease of at least 50% of migraine days for the duration of the study (weeks1-12) were seen in 28% of those receiving placebo relative to 53% (p<0.001) and in 59% (p<0.001) of the individuals given 225mg and 675mg correspondingly. These findings were even further pronounced in the sub group of patients that had not used other preventive medications in parallel – a decrease of at least 50% in episodic migraine days was observed in 22% of those receiving placebo, relative to 66% (p<0.001) and in 67% (p<0.01) of the individuals given 225mg and 675mg correspondingly.

Moreover, after three months of treatment, a decrease of at least 75% in episodic migraine days for the duration of the study, amongst the overall sample, was observed in 11%, 34% (p<0.01) and in 31% (p<0.001) of the individuals given respectively placebo, 225mg and 675mg .The subgroup analysis of individuals that had not used other preventive medications showed such a reduction in 8%, 48% and in 36% of the people given respectively placebo, 225mg and 675mg .

Chronic Migraine:
Also to be presented, within the late breaking news poster presentation on Friday June 19th, are new ad hoc analysis data from the Phase IIb chronic migraine study regarding efficacy at early time points. The aim of this evaluation was to examine the efficacy and safety of TEV-48125 at time points during the first month of therapy in people with chronic migraine, characterized by headaches on at least 15 days per month.

Results demonstrated significant decreases in the average number of headache hours, relative to placebo, after only one week of therapy for both TEV-48125 doses, a benefit that extended through the second and third weeks of therapy. The 900mg dose separated from placebo after 3 days of therapy (p<0.05) and the 675/225mg dose separated on day 7 (p<0.01).

In both studies no treatment-related serious adverse events were reported with use of TEV-48125. No other relevant differences in the rate of treatment-emergent adverse events occurred for those receiving TEV-48125 doses relative to placebo. Anti-drug antibodies were the lowest in class up to this point (1.1% for TEV-48125 in this trial, and present before drug exposure).

“The collective data generated from these studies herald promise for millions of people who suffer from episodic and chronic migraines, a disease with substantial implications and unmet needs,” stated Marcelo E. Bigal, Teva’s Head of Global Clinical Development for Migraine and Headaches. “The very fast onset of preventive response, seen after a single dose of therapy, along with the impressive decrease in migraine days, amongst such highly refractory patients, may bring us a step closer to provide widespread relief to people who suffer from chronic and episodic migraine.”

“The promising findings attained, for the first time in both chronic and episodic migraine and in multiple assessed doses, enhance a growing body of evidence that support advancing the development of TEV-48125 to Phase III,” said Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer. “Furthermore, these results were achieved in the presence of patients being allowed to remain on existing migraine prevention therapy, an attribute not seen in other reported anti-CGRP studies. We look forward to building on the progress we have made thus far.”

About the High Frequency Episodic Migraine Study (ClinicalTrials.gov Identifier: NCT02025556)
The study was a multicenter, randomized, double-blind, placebo-controlled, parallel-group, study comparing the efficacy and safety of two doses of subcutaneous TEV -48125 with placebo for the preventive treatment of high frequency episodic migraine in 297 patients.
Multiple doses were selected for testing to define dose-response and allow selection of doses for a Phase 3 study.

Treatment was administered once every 28 days (i.e.; once monthly) over a 3-month period. The patients were enrolled and randomized to one of three treatment arms receiving high dose TEV-48125, low dose TEV-48125 or placebo, administered subcutaneously once a month. The study was conducted in approximately 60 centers in the USA.

About the Chronic Migraine Study (ClinicalTrials.gov Identifier: NCT02021773)
The study was a multicenter, randomized, double-blind, double-dummy, placebo-controlled, parallel group, multi-dose study comparing TEV-48125 with placebo. Following a 28 day run-in period, qualifying patients (n=264) were randomized to one of three treatment arms receiving high dose TEV-48125 (900mg), low dose TEV-48125 (675/225 mg) or placebo, given subcutaneously once a month for three months.

The study was conducted amongst 264 highly severe chronic migraine patients who suffered from a mean of approximately 162 headache hours per month (approx. 17 migraine days per month, and around 21 days of headache per month). They had suffered from migraines for mean period of 18 years.

Both assessed doses of TEV-48125 were significantly superior to placebo in reducing, relative to baseline, the number of hours with headache (primary endpoint — p < 0.05 and p < 0.01). TEV-48125 also significantly decreased the number of headache days of moderate or severe intensity in month 3 (secondary endpoint — p < 0.05 and p < 0.05).

Subjects had their headache and health information captured daily during the entire study, using an electronic headache diary system. The study was conducted in approximately 60 centers in the USA.

About TEV-48125
TEV-48125 (formerly LBR-101/ RN-307) is a monoclonal antibody that binds to calcitonin gene-related peptide (CGRP), a well-validated target in migraine. CGRP signaling may be disrupted by targeting the ligand itself or its receptor.

Teva’s approach targets the ligand, thus allowing for some CGRP signaling during therapy. This avoids the potential effects of a long-term total disruption to the normal physiological functions of the CGRP system, which are unknown.

TEV-48125, administered as a once-monthly subcutaneous injection, is being developed for both chronic migraine and high frequency episodic migraine. Data from a recently announced Phase IIb study for the prevention of high frequency episodic migraine, also demonstrated the efficacy and safety of two doses of TEV-48125 in 300 patients. Findings were consistent with the chronic migraine data achieving highly significant reductions in mean monthly migraine days after a single dose, establishing TEV-48125 as the first, and only, treatment to date to meet efficacy and safety endpoints in trials of both chronic and episodic migraine and across multiple doses.

TEV-48125 successfully completed six Phase I trials with 118 healthy volunteers receiving active drug. Results were published in Cephalalgia, the official journal of the International Headache Society, in December 2013, and presented at the 2014 annual meeting of the American Academy of Neurology. Most treatment-related adverse events were mild, transient and resolved spontaneously.
About Migraine
Global prevalence of migraine is estimated to be almost 15%. Migraine was ranked seventh highest among specific causes of disability globally, responsible for 2.9% of all Years Lost to Disability (YLDs). Migraine is, by a wide margin, the leading cause of disability among neurological disorders, accounting for over half of all YLDs attributed to these (J Headache Pain. 2013; 14(1): (http://www.ncbi.nlm.nih.gov/pmc/articles/PMC3606966/). In the United Kingdom, for example, some 25 million working- or school-days are lost every year because of migraine alone (http://www.who.int/mediacentre/factsheets/fs277/en/).
Approximately 3.2 million Americans, mostly women, suffer from Chronic Migraine. Chronic migraine is characterized by headaches on at least 15 days per month. Chronic migraine patients are often referred to as the ‘invisible population’ due to the isolating nature of the condition, where patients are left, in many cases, effectively house-bound.

Chronic migraine imposes a considerable burden on patients, magnified by the paucity of approved treatment options for this condition. More than one in four of all migraineurs are candidates for preventive therapy, and a substantial proportion of those who might benefit from prevention do not receive it. Consequently, the prophylactic treatment of chronic migraine continues to present considerable challenges, and there remains a significant medical need for new, safe and effective migraine prophylaxis options.

Episodic Migraine impacts up to 14% of the population, and approximately 20% of women, globally. High frequency episodic migraine substantially impacts the individual, their family, and society. Episodic migraine is the most common neurological condition, more prevalent than diabetes, epilepsy and asthma combined.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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